As filed with the Securities and Exchange Commission on September 25, 2006
                                              Securities Act File No. 333-111561
                                       Investment Company Act File No. 811-21480
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   SCHEDULE TO
                          ISSUER TENDER OFFER STATEMENT
   (Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934)

              THE TOPIARY FUND FOR BENEFIT PLAN INVESTORS (BPI) LLC
                                (Name of Issuer)

              THE TOPIARY FUND FOR BENEFIT PLAN INVESTORS (BPI) LLC
                      (Name of Person(s) Filing Statement)

                       Limited Liability Company Interests
                         (Title of Class of Securities)
                                    23303Q108
                      (CUSIP Number of Class of Securities)

           Joshua Kestler
           Vice President                                 John H. Kim
     The Topiary Fund for Benefit                Director and Senior Counsel
       Plan Investors (BPI) LLC                   Deutsche Asset Management
          25 DeForest Avenue                             345 Park Avenue
       Summit, New Jersey 07901                         New York, New York
           (908) 608-3159                                (212) 454-6849

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:
                             John A. MacKinnon, Esq.
                                Sidley Austin LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 839-5300

                            CALCULATION OF FILING FEE
================================================================================
Transaction Valuation: $12,994,898(a) Amount of Filing Fee: $2,598.98(b)
================================================================================
(a) Calculated as the aggregate maximum repurchase price for limited liability company interests.
(b) Calculated at 1/50th of 1% of the Transaction Valuation.
[ ] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: ___________________
Form or Registration No.:__________________
Filing Party: _____________________________
Date Filed: _______________________________
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject to Rule 14d-1.
[x] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
================================================================================

ITEM 1:  Summary Term Sheet

         The Topiary Fund for Benefit Plan Investors (BPI) LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to repurchase limited liability company interests (the "Interests") in the Fund from members of the Fund ("Members"). Subject to the conditions set forth in the Offer to Repurchase document and related Letter of Transmittal (attached as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively), the Fund will repurchase up to $12,994,898 (approximately 15% of the net asset value of the Master Fund estimated as of September 30, 2006) of limited liability company Interests that are tendered by Members and not withdrawn prior to 12:00 midnight, Eastern Time, on October 27, 2006, subject to any extensions of the offer to repurchase Interests ("Repurchase Offer").

         Members may tender all or a portion of their Interests in the Fund (defined as a specific dollar value) up to an amount such that they maintain the minimum required capital account balance of $25,000 after the repurchase of Interests. If a Member tenders a portion of its Interests, the Fund reserves the right to repurchase less than the amount a Member tenders if the repurchase would cause the Member's capital account to have less than the required minimum balance of $25,000. If the Fund accepts the tender of all or a portion of a Member's Interests, the Fund intends to make payment for the Interests it repurchases from one or more of the following sources: cash on hand, proceeds from the Master Fund's redemption of interests in the Investment Funds (as defined below), or borrowings. None of the Fund, the Master Fund, DB Investment Managers, Inc., the investment adviser of the Fund ("Adviser"), or directors of the Fund ("Directors") has decided at this time to borrow funds to repurchase Interests in connection with the Repurchase Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to borrow money to fund all or a portion of the repurchase price.

         The amount due to any Member who tenders all of its Interests in the Fund (and which are all accepted for repurchase by the Fund) will be equal to the value of that Member's capital account based on the Fund's net asset value as of December 31, 2006 or, if the Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Members (the "Full Repurchase Valuation Date"), after giving effect to all allocations, including, but not limited to, withholding tax, to be made to the Member's capital account as of such date. The Fund reserves the right to adjust the Full Repurchase Valuation Date to correspond with any extension of the Repurchase Offer.

         The Fund invests substantially all of its assets in The Topiary Offshore Fund for Benefit Plan Investors (BPI) LDC, a Cayman Islands limited duration company (the "Offshore Fund"), which in turn invests substantially all of its assets in The Topiary Master Fund for Benefit Plan Investors (BPI) LLC (the "Master Fund"), a separate closed-end, non-diversified, management investment company with the same investment objectives as the Fund and the Offshore Fund. This structure is sometimes called a "master/feeder" structure. The Fund has been advised by the Master Fund that the Master Fund is making a concurrent tender offer to the Offshore Fund to repurchase interests in the Master Fund at least equivalent in value to the value of the Interests that the Fund is offering to repurchase. The Offshore Fund will then distribute the proceeds of such repurchases to the Fund. The Fund cannot make a repurchase offer larger than the repurchase offer made by the Master Fund.

         The Fund's net asset value as of December 31, 2006 will be based in part on oral or written estimates of the value of the Master Fund's investments in the private funds in which the Master Fund invests ("Investment Funds"). Therefore, repurchase payments to Members who tender all of their Interests in the Fund may not reflect final net asset values for the Full Repurchase Valuation Date calculated by the Investment Funds; however, the Fund will generally not make any adjustments for final valuations from the Master Fund based on adjustments received from the Investment Funds, and the withdrawing Member (if such valuations are adjusted upwards) or the remaining Members (if such valuations are adjusted downwards) will bear the risk of change of any such valuations.

         The Repurchase Offer remains open to Members until 12:00 midnight, Eastern Time, Friday, October 27, 2006, or, if the Repurchase Offer is extended, such time and date as the Fund designates in an amended notice to Members ("Repurchase Request Deadline"). Until that time, Members have the right to change their minds and withdraw the tenders of their Interests in the Fund. Withdrawn Interests may be re-tendered, however, provided that such tenders are made before the Repurchase Request Deadline by following the tender procedures described herein. Members who tender Interests may bear a share of any withdrawal charge imposed on the Master Fund by any Investment Fund from which the Master Fund withdraws in order to meet tender requests.

         If a Member would like the Fund to repurchase all or a portion of the Member's Interests, the Member should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit (a)(1)(iii), to PFPC Inc., P.O. Box 219, Claymont, Delaware 19703, attention: The Topiary Fund for Benefit Plan Investors (BPI) LLC, or (ii) fax it to the Adviser, c/o of PFPC Inc. at
(302) 791-2790, so that it is received before 12:00 midnight, Eastern Time, on Friday, October 27, 2006. If the Member chooses to fax the Letter of Transmittal, it should mail the original Letter of Transmittal to PFPC Inc. promptly after it is faxed (although the original does not have to be received before 12:00 midnight, Eastern Time, on Friday, October 27, 2006). Of course, the net asset value of the Interests in the Fund will change between August 31, 2006 (the last time prior to the date of this filing as of which the Fund's net asset value has been calculated), and December 31, 2006, the date as of which the value of Interests in the Fund will be determined for purposes of calculating the repurchase price paid to Members who have tendered all of their Interests in the Fund (and which have all been accepted for repurchase by the Fund). Members may obtain the net asset value of the Fund and their Interests, which the Fund calculates monthly based on the information the Master Fund receives from the investment advisers of the Investment Funds, by contacting the Adviser, c/o PFPC Inc., at (302) 791-2810 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

         Please note that just as each Member has the right to withdraw the tender of Interests in the Fund, the Fund has the right to cancel, amend, suspend or postpone this Repurchase Offer at any time before 12:00 midnight, Eastern Time, on Friday, October 27, 2006. Also realize that although the Repurchase Offer expires on October 27, 2006, a Member that tenders all of its Interests in the Fund (and which are all accepted for repurchase by the Fund) will remain a Member through December 31, 2006, when the value of that Member's Interests is determined.

         Within five days of the Repurchase Request Deadline, or no later than November 2, 2006, each Member whose Interests in the Fund or portion thereof have been accepted for repurchase will be given a non-interest bearing, non-transferable promissory note by the Fund entitling the Member to be paid an amount equal to 100% of the unaudited net asset value of such Member's capital account (or portion thereof) being repurchased. In the case of both a full or partial tenders of Interests, the note will entitle the Member to be paid within thirty (30) days after the Full Repurchase Valuation Date or, if the Master Fund has requested withdrawals of its capital from any Investment Funds in order to fund the repurchase of Interests, ten business days after the Master Fund has received at least 90% of the aggregate amount withdrawn by the Master Fund from such Investment Funds, whichever is the later (either such date, a "Payment Date").

ITEM 2.  Subject Company Information

         The information required by Item 2 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(ii)) and the Letter of Transmittal (Exhibit
(a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 3.  Identity and Background of Filing Person.

         (a) The name of the filing person is The Topiary Fund for Benefit Plan Investors (BPI) LLC. The Fund's address is 345 Park Avenue, New York, New York 10154, and the Fund's telephone number is, c/o DWS Scudder Distributors Inc.,
(888) 262-0695. The Adviser of the Fund is DB Investment Managers, Inc. The Adviser's address is 345 Park Avenue, New York, New York 10154, and the Adviser's telephone number is (212) 454-6849. The Fund's Directors are Nolan T. Altman, Louis S. Citron and Edward T. Tokar. Their address is c/o DB Absolute Return Strategies, 345 Park Avenue, New York, New York 10154.

         (b) - (d) Not applicable.

ITEM 4.  Terms of the Transaction

         The information required by Item 4 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(ii)) and the Letter of Transmittal (Exhibit
(a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 5.  Past Contracts, Transactions, Negotiations and Agreements

         (a) - (d) Not applicable.

         (e) Under the Fund's Second Amended and Restated Limited Liability Company Operating Agreement ("LLC Agreement"), which was included as an appendix to the Fund's prospectus contained in a post-effective amendment to the Fund's registration statement on Form N-2, as filed with the SEC via EDGAR on July 26, 2006, and as disclosed in the Fund's prospectus dated July 26, 2006 (the "Prospectus"), the Fund's Board of Directors has sole discretion to determine whether the Fund will repurchase Interests from Members from time to time pursuant to written tenders. The Board of Directors expects that the Fund will repurchase Interests from Members twice a year, as of the last business day of June and December. Neither the Fund nor the Master Fund is aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Repurchase Offer (whether or not legally enforceable) between or among: (i) the Fund, the Master Fund, the Adviser, any Director of the Fund, or any person controlling the Fund, the Master Fund, the Adviser or any Director of the Fund; and (ii) any person, with respect to Interests in the Fund. However, the LLC Agreement provides that the Fund will be dissolved if any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender all of such Member's Interests for repurchase by the Fund has not been given the opportunity to so tender within a period of two years after the request (whether in a single repurchase offer or multiple consecutive offers within the two-year period). A Member who intends to cause the Fund to be dissolved must so indicate in a separate written request submitted within the applicable two-year period.

ITEM 6. Purposes of the Repurchase Offer and Plans or Proposals of the Fund and its Affiliates.

         The information required by Item 6 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(ii)) and the Letter of Transmittal (Exhibit
(a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 7.  Source and Amount of Funds or Other Consideration

         The information required by Item 7 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(ii)) and the Letter of Transmittal (Exhibit
(a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 8.  Interest in Securities of the Fund

         The information required by Item 8 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(ii)) and the Letter of Transmittal (Exhibit
(a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 9.  Persons/Assets, Retained, Employed, Compensated or Used

         (a) No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Repurchase Offer.

         (b) Not applicable.

ITEM 10. Financial Statements.

         (a) The information required by Item 10(a)-(b) is incorporated by reference to Fund's and the Master Fund's audited financial statements for the fiscal year ending March 31, 2006, each of which were previously filed on EDGAR on Form N-CSR on June 9, 2006, and which the Fund and the Master Fund have prepared and furnished to members pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act.

         (b) Not applicable.

ITEM 11. Additional Information.

         (a)      (1) None.
                  (2) None.
                  (3) Not applicable.
                  (4) Not applicable.
                  (5) None.

(b) The Offer to Repurchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

ITEM 12. Exhibits.

         (a)(1) (i) Cover Letter to the Offer to Repurchase and Letter of Transmittal.
                  (ii) Offer to Repurchase.
                  (iii) Form of Letter of
                  Transmittal.
                  (iv) Form of Notice of Withdrawal of Tender.
         (a)(2) - (4) Not Applicable
         (a)(5) (i) Audited Financial Statements of the Fund for the period from October 1, 2004 (commencement of operations) through March 31, 2005.*
                  (ii) Audited Financial Statements of the Master Fund for the period from October 1, 2004 (commencement of operations) through March 31, 2005.**
                  (iii) Audited Financial Statements of the Fund for the fiscal year ending March 31, 2006.***
                  (iv) Audited Financial Statements of the Master Fund for the fiscal year ending March 31, 2006.****
                  (v) Consent of PricewaterhouseCoopers LLP.

ITEM 13. Information Required by Schedule 13E-3.

         Not applicable.






----------
* Incorporated by reference to the Fund's Annual report for the period from October 1, 2004 (commencement of operations) through March 31, 2005 on Form N-CSR as filed with the Securities and Exchange Commission ("SEC") on June 6, 2005.

** Incorporated by reference to the Master Fund's Annual report for the period from October 1, 2004 (commencement of operations) through March 31, 2005 on Form N-CSR as filed with the Securities and Exchange Commission ("SEC") on June 6, 2005.

*** Incorporated by reference to the Fund's Annual report for the fiscal year ending March 31, 2006 on Form N-CSR as filed with the Securities and Exchange Commission ("SEC") on June 9, 2006.

**** Incorporated by reference to the Master
Fund's Annual report for the period for the fiscal year ending March 31, 2006 on Form N-CSR as filed with the Securities and Exchange Commission ("SEC") on June 9, 2006.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    THE TOPIARY FUND FOR BENEFIT PLAN INVESTORS
                                    (BPI) LLC

                                    By: /s/ Marielena Glassman
                                       -----------------------------------------
                                       Name:   Marielena Glassman
                                       Title:  Treasurer

September 25, 2006

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    THE TOPIARY FUND FOR BENEFIT PLAN INVESTORS
                                    (BPI) LLC

                                    By: /s/ Marielena Glassman
                                       -----------------------------------------
                                       Name:   Marielena Glassman
                                       Title:  Treasurer

September 25, 2006

                                  EXHIBIT INDEX

Exhibit

(a)(1)(i)      Cover Letter to the Offer to Repurchase and Letter of Transmittal
(a)(1)(ii)     Offer to Repurchase
(a)(1)(iii)    Form of Letter of Transmittal
(a)(1)(iv)     Form of Notice of Withdrawal
(a)(5)(v)      Consent of PricewaterhouseCoopers LLP.

                                                               EXHIBIT (a)(1)(i)

              The Topiary Fund for Benefit Plan Investors (BPI) LLC

--------------------------------------------------------------------------------

     If you do not want to sell your limited liability company interests at this time, please disregard this notice.
                      This is simply a notification of the
                              Fund's tender offer.
--------------------------------------------------------------------------------

September 25, 2006


Dear Investor in
The Topiary Fund for Benefit Plan Investors (BPI) LLC:

                  We are writing to inform you of important dates related to the repurchase offer relating to The Topiary Fund for Benefit Plan Investors (BPI) LLC (the "Fund"). If you are not interested in selling all or a portion of your limited liability company interests in the Fund ("Interests") at this time, please disregard this notice and take no action.

                  The repurchase offer period will begin on September 25, 2006 and end on October 27, 2006 (the "Repurchase Request Deadline"). For Members tendering all of their Interests in the Fund (and which are all accepted for repurchase by the Fund), the value of their Interests for purposes of calculating repurchase price will be determined as of December 31, 2006 (the "Full Repurchase Valuation Date"). Members tendering Interests for repurchase will be given a promissory note no later than November 2, 2006 entitling them to payment for their tendered Interests. For both Members making full or partial tenders of their Interests, payment will either be made within thirty (30) days of the Full Repurchase Valuation Date, or ten business days after The Topiary Master Fund for Benefit Plan Investors (BPI) LLC, in which substantially all of the Fund's assets are invested, has received from the Investment Funds in which it invests, 90% of the amount needed to fund the repurchase of Interests, whichever is later. The purpose of the tender offer is to provide some liquidity to investors who hold Interests in the Fund. Interests can be redeemed by means of a tender offer only during one of the Fund's announced repurchase offers.

                  Should you wish to sell all or a portion of your Interests in the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal to PFPC Inc. in the enclosed postage-paid envelope. If you do not wish to sell any of your Interests, simply disregard this notice. No action is required if you do not wish to redeem at this time.

                  All requests to tender Interests must be received by the Fund's Administrator, PFPC Inc., either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by October 27, 2006. If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC Inc. by calling the number below.

                  If you have any questions, please refer to the attached Offer to Repurchase document, which contains additional important information about the repurchase offer, or call your Financial Advisor or PFPC Inc. at (302) 791-2810.

Sincerely,

The Topiary Fund for Benefit Plan Investors (BPI) LLC

                                                              EXHIBIT (a)(1)(ii)

              THE TOPIARY FUND FOR BENEFIT PLAN INVESTORS (BPI) LLC
                                 345 Park Avenue
                            New York, New York 10154

    OFFER TO REPURCHASE $12,994,898 (APPROXIMATELY 15% OF THE NET ASSET VALUE
             OF THE MASTER FUND ESTIMATED AS OF SEPTEMBER 30, 2006)
                     OF LIMITED LIABILITY COMPANY INTERESTS

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
           12:00 MIDNIGHT, EASTERN TIME, ON FRIDAY, OCTOBER 27, 2006,
                          UNLESS THE OFFER IS EXTENDED

                               SUMMARY TERM SHEET

o WHAT IS THE BACKGROUND AND PURPOSE OF THE REPURCHASE OFFER? The purpose of the Repurchase Offer is to provide limited liquidity to Members who hold Interests in the Fund. The Fund invests substantially all of its assets in The Topiary Offshore Fund for Benefit Plan Investors (BPI) LDC, a Cayman Islands limited duration company (the "Offshore Fund"), which in turn invests substantially all of its assets in The Topiary Master Fund for Benefit Plan Investors (BPI) LLC (the "Master Fund"), a separate closed-end, non-diversified, management investment company with the same investment objectives as the Fund and the Offshore Fund. This structure is sometimes called a "master/feeder" structure. The Fund has been advised by the Master Fund that the Master Fund is making a concurrent tender offer to the Offshore Fund to repurchase interests in the Master Fund at least equivalent in value to the value of the Interests that the Fund is offering to repurchase. The Offshore Fund will then distribute the proceeds of such repurchases to the Fund.

         The repurchase of Interests pursuant to the Repurchase Offer will have the effect of decreasing the net assets of the Fund and increasing the proportionate interest in the Fund of Members who do not tender Interests. A reduction in the net assets of the Fund could limit the Master Fund's, and in turn the Fund's, access to certain investment opportunities, cause the Fund, through the Master Fund, to sell assets it would not have sold otherwise (including public securities), or result in Members who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.

o WHAT ARE THE TERMS OF THE REPURCHASE OFFER? We will repurchase up to $12,994,898 (approximately 15% of the net asset value of the Master Fund estimated as of September 30, 2006) of limited liability company interests. If the offer is oversubscribed, we may repurchase, in our sole discretion, all or only a pro-rata portion of the Interests you tender. This offer will remain open until 12:00 midnight, Eastern Time, Friday, October 27, 2006, or, if the Repurchase Offer is extended, such time and date as the Fund designates in an amended notice to Members ("Repurchase Request Deadline"). For a Member who tenders all of its Interests in the Fund (and which are all accepted for repurchase by the Fund), Interests will be valued for the purposes of determining their repurchase price as of December 31, 2006 or, if the Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Members (the "Full Repurchase Valuation Date"). Such Member will receive the net asset value of its capital account determined as of the Full Repurchase Valuation Date and based on the net asset value of the Fund's assets (based on oral or written estimates of the value of the Master Fund's investments).

         You must determine whether to tender all or a portion of your Interests prior to the Repurchase Request Deadline but, if you are tendering all of your Interests in the Fund (and if all are accepted for repurchase by the Fund), the net asset value at which the Fund will repurchase your Interests will not be determined until the Full Repurchase Valuation Date. The net asset value of the Fund can fluctuate and may fluctuate between the date you submit your repurchase request and the Repurchase Request Deadline and the Full Repurchase Valuation Date. The net asset value of the Fund on the Repurchase Request Deadline and the Full Repurchase Valuation Date could be higher or lower than on the date you submit a Repurchase Request.

         If you would like to obtain the most recently calculated net asset value of the Fund or your Interests, you may contact PFPC Inc., at the phone number or address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

         Members who tender Interests may bear a share of any withdrawal charge imposed on the Fund by any Investment Fund from which the Fund, through the Master Fund, withdraws in order to meet tender requests.

o WHAT IS THE AMOUNT OF EACH MEMBER'S TENDER? If you tender a portion of your Interests in the Fund, you must leave an amount equal to at least $25,000 (the "Required Minimum Balance") in the Fund. The Fund reserves the right to reduce the amount of Interests repurchased from you so that the Required Minimum Balance is maintained.

o WHAT IS THE PROCEDURE FOR TENDERS? If you would like us to repurchase all or a portion of your Interests in the Fund, you should mail or fax a Letter of Transmittal, enclosed with our offer, to PFPC Inc. at the address/fax number listed on page 2 of this Offer to Repurchase, so that it is received before 12:00 midnight, October 27, 2006. If you choose to fax the Letter of Transmittal, you should mail the original Letter of Transmittal to PFPC Inc. promptly after you fax it (although the original does not have to be received before 12:00 midnight, October 27, 2006). Of course, the net asset value of Interests in the Fund is likely to change between August 31, 2006 (the last time the Fund's net asset value was calculated), September 30, 2006 (the next time it will be calculated), and December 31, 2006, when the net asset value of the capital accounts of Members tendering all of their Interests in the Fund (and which are all accepted for repurchase by the Fund) will be determined for purposes of calculating the repurchase price of such Members' Interests. Generally, the net asset value of the Fund is determined monthly.

         If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC Inc. To assure good delivery, please send the Letter of Transmittal to PFPC Inc. and not to your financial advisor.

o DO MEMBERS HAVE ANY WITHDRAWAL RIGHTS? Following this summary is a formal notice of our offer to repurchase your Interests in the Fund. Our offer remains open to you until 12:00 midnight on October 27, 2006. Until this time, you have the right to change your mind and withdraw your Interests from consideration for repurchase. Withdrawn Interests may be re-tendered, however, provided that such tenders are made before the Repurchase Request Deadline by following the tender procedures described herein.

o WHEN WILL PAYMENT BE MADE TO MEMBERS? Within five days of the Repurchase Request Date, or no later than November 2, 2006, each Member whose Interests or portion thereof have been accepted for repurchase will be given a non-interest bearing, non-transferable promissory note by the Fund entitling the Member to be paid an amount equal to 100% of the unaudited net asset value of such Member's capital account (or portion thereof) being repurchased. For both a Member making full or partial tenders of its Interests, the note will entitle the Member to be paid within thirty (30) days after the Full Repurchase Valuation Date or, if the Master Fund has requested withdrawals of its capital from the private investment funds in which the Master Fund invests ("Investment Funds") in order to fund the repurchase of Interests, ten business days after the Master Fund has received at least 90% of the aggregate amount withdrawn by the Master Fund from such Investment Funds, whichever is the later (either such date, a "Payment Date"). We will pay you from one or more of the following sources: cash on hand, proceeds from the redemption of interests in the Investment Funds, or borrowings. Payment may be delayed if it is determined that the Master Fund redeem its interests in Investment Funds to make such payments, but has experienced unusual delays in receiving payments from the Investment Funds. None of the Fund, the Master Fund, the Adviser or Directors has determined at this time to borrow funds to repurchase Interests in connection with the Repurchase Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to borrow money to fund all or a portion of the repurchase price.

o        WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE REPURCHASE OFFER?
         Please note that just as you have the right to withdraw your Interests, we have the right to cancel, amend, suspend or postpone this offer at any time before 12:00 midnight, October 27, 2006. Also realize that although the tender offer expires on 12:00 midnight, October 27, 2006, if you tender all of your Interests (and if all are accepted for repurchase by the Fund), you remain an investor in the Fund until December 31, 2006 when the net asset value of your Interests is calculated for purposes of determining their repurchase price.

o BACKGROUND INFORMATION ABOUT THE FUND. The Fund is registered under the 1940 Act as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The Fund's address is 345 Park Avenue, New York, New York 10154, and the Fund's telephone number is, c/o DWS Scudder Distributors Inc., (888) 262-0695.

o WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF TENDERING INTERESTS? If you elect to tender all of your Interests in the Fund (and if we accept all of your Interests), you generally will recognize capital gain or loss to the extent of the difference between the proceeds you receive and your adjusted tax basis in your Interests. This capital gain or loss will be short-term or long-term depending upon your holding period for your Interests at the time gain or loss is recognized. Your long-term capital gain may be reduced as a result of the special allocations of short-term capital gains that the Fund intends to make to all Members whose tender of Interests is accepted. Your short-term capital loss may be reduced as a result of the special allocations of long-term capital loss that the Fund intends to make to all Members whose tender of Interests is accepted. You will recognize ordinary income to the extent your allocable share of the Fund's "unrealized receivables" exceeds your basis in such unrealized receivables, as determined pursuant to the Code and Treasury Regulations. If you tender less than all of your Interests to us for repurchase, you will recognize gain (but not loss) in a similar manner, but only to the extent that the amount of proceeds you receive exceeds your aggregate adjusted tax basis in all of your Interests.

              THE TOPIARY FUND FOR BENEFIT PLAN INVESTORS (BPI) LLC
                                 345 Park Avenue
                            New York, New York 10154

    OFFER TO REPURCHASE $12,994,898 (APPROXIMATELY 15% OF THE NET ASSET VALUE
             OF THE MASTER FUND ESTIMATED AS OF SEPTEMBER 30, 2006)
                     OF LIMITED LIABILITY COMPANY INTERESTS

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
           12:00 MIDNIGHT, EASTERN TIME, ON FRIDAY, OCTOBER 27, 2006,
                          UNLESS THE OFFER IS EXTENDED


To the Investors of
The Topiary Fund for Benefit Plan Investors (BPI) LLC:

                  The Topiary Fund for Benefit Plan Investors (BPI) LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to repurchase on the terms and conditions set forth in this offer to repurchase ("Offer to Repurchase") and the related Letter of Transmittal (which together with the Offer to Repurchase constitutes the "Repurchase Offer") $12,994,898 (approximately 15% of the net asset value of the Master Fund estimated as of September 30, 2006) of limited liability interests in the Fund (the "Interests") or portions thereof pursuant to tenders by investors. Members who tender all of their Interests (and which are all accepted for repurchase by the Fund) will be paid a repurchase price equal to the net asset value of their Interests as of December 31, 2006, or, if the Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Members (the "Full Repurchase Valuation Date"). If the Fund elects to extend the tender period for any reason, for the purpose of determining such repurchase price, the net asset value of such Interests will be determined as of the close of business on the last business day of the calendar quarter in which the tender offer actually expires. This Repurchase Offer is being made to all investors of the Fund ("Members") and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests in the Fund are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Second Amended and Restated Limited Liability Company Operating Agreement, dated as of June 2005 (the "LLC Agreement").

                  Members should realize that the net asset value of the Fund likely will change between August 31, 2006 (the last time the Fund's net asset value was calculated), September 30, 2006 (the next time the Fund's net asset value will be calculated) and December 31, 2006, when the value of the Interests of Members making a full tender to the Fund will be determined for purposes of calculating the repurchase price of such Interests. Members tendering all of their Interests in the Fund should also note that although the Repurchase Offer expires at 12:00 midnight, Eastern Time, Friday, October 27, 2006, or, if the offer is extended, such time and date as the Fund designates in an amended notice to Members ("Repurchase Request Deadline"), they remain Members in the Fund until the Full Repurchase Valuation Date. Generally, the Fund determines its net asset value monthly. Any tendering Members that wish to obtain the most recently calculated net asset value of the Fund should contact PFPC Inc., at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

                  Members desiring to tender all or any portion of their Interests in accordance with the terms of the Repurchase Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund in the manner set forth below.

                                    IMPORTANT

                  None of the Fund, DB Investment Managers, Inc., the Fund's investment adviser ("Adviser"); any affiliate of the Adviser; or any of the directors of the Fund makes any recommendation to any Member as to whether to tender or refrain from tendering Interests. Members must make their own decisions whether to tender Interests, and if so, the portion of their Interests to tender.

                  Because each Member's investment decision is a personal one based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether investors should tender Interests pursuant to the Repurchase Offer. No person has been authorized to give any information or to make any representations in connection with the Repurchase Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

                  This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

                  Questions and requests for assistance and requests for additional copies of the Repurchase Offer may be directed to PFPC Inc., the Fund's Administrator.

September 25, 2006

                PFPC Inc.
                P.O. Box 219
                Claymont, Delaware 19703
                Attention: The Topiary Fund for Benefit Plan Investors (BPI) LLC

                Phone:  (302) 791-2810
                Fax:    (302) 791-2790

                                TABLE OF CONTENTS


1.    Background and Purpose of the Repurchase Offer...........................4
2.    Offer to Repurchase and Price............................................4
3.    Amount of Tender.........................................................5
4.    Procedure for Tenders....................................................5
5.    Withdrawal Rights........................................................6
6.    Repurchases and Payment..................................................6
7.    Certain Conditions of the Repurchase Offer...............................7
8.    Certain Information About the Fund.......................................7
9.    Certain Federal Income Tax Consequences..................................8
10.   Miscellaneous............................................................9

         1.Background and Purpose of the Repurchase Offer. The purpose of the Repurchase Offer is to provide limited liquidity to Members who hold Interests in the Fund. The Fund's prospectus, dated July 26, 2006 (the "Prospectus"), provides that the Fund may offer, from time to time, pursuant to written tenders, to repurchase its outstanding Interests from Members, and that the directors of the Fund ("Directors") have the discretion to determine whether the Fund will offer to repurchase its outstanding Interests. The Board of Directors expects that the Fund will repurchase Interests from Members twice a year, as of the last business day of June and December. Because there is no secondary trading market for Interests in the Fund and transfers of Interests are prohibited without prior approval of the Fund, the Directors have determined, after consideration of various matters, including, but not limited to, those set forth in the Prospectus, that the Repurchase Offer is in the best interests of Members of the Fund to provide some liquidity for Interests as contemplated in the Prospectus. The Directors intend to consider, in March and September of each year, the continued desirability of the Fund making offers to repurchase Interests, but the Fund is not required to make any such offer.

         The Fund invests substantially all of its assets in The Topiary Offshore Fund for Benefit Plan Investors (BPI) LDC, a Cayman Islands limited duration company (the "Offshore Fund"), which in turn invests substantially all of its assets in The Topiary Master Fund for Benefit Plan Investors (BPI) LLC (the "Master Fund"), a separate closed-end, non-diversified, management investment company with the same investment objectives as the Fund and the Offshore Fund. This structure is sometimes called a "master/feeder" structure. The Fund has been advised by the Master Fund that the Master Fund is making a concurrent tender offer to the Offshore Fund to repurchase interests in the Master Fund at least equivalent in value to the value of the Interests that the Fund is offering to repurchase. The Offshore Fund will then distribute the proceeds of such repurchases to the Fund. The Fund cannot make a repurchase offer larger than the repurchase offer made by the Master Fund.

         The repurchase of Interests pursuant to the Repurchase Offer will have the effect of decreasing the net assets of the Fund and increasing the proportionate interest in the Fund of Members who do not tender Interests. A reduction in the net assets of the Fund could limit the Master Fund's, and in turn the Fund's, access to certain investment opportunities, cause the Master Fund to sell assets it would not have sold otherwise (including public securities), or result in Members who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. The effects of decreased Fund size and increased proportionate Interests of Members who do not tender may be reduced or eliminated to the extent that additional subscriptions for Interests in the Fund are made from time to time.

         Interests that are tendered to the Fund in connection with this Repurchase Offer will be retired. The Fund may issue Interests to "Eligible Investors," as that term is defined in the Prospectus, from time to time. The Fund currently expects that it will continue to accept subscriptions for Interests on a monthly basis.

         2. Offer to Repurchase and Price. The Fund will repurchase, upon the terms and subject to the conditions of the Repurchase Offer, up to $12,994,898 (approximately 15% of the net asset value of the Master Fund estimated as of September 30, 2006) of limited liability company interests that are properly tendered by and not withdrawn (in accordance with Section 5 below) before the Repurchase Request Deadline. The Fund reserves the right to extend, amend or cancel the Repurchase Offer, or postpone the acceptance of Interests tendered pursuant to the Repurchase Offer, as described in Sections 3 and 7 below. The amount due to any Member who tenders all of its Interests (and which are all accepted for repurchase by the Fund) will be equal to the value of such Member's capital account based on the Fund's net asset value as of December 31, 2006 or, if the Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Members (the "Full Repurchase Valuation Date"), after giving effect to all allocations, including, but not limited to, withholding tax, to be made to the Member's capital account as of such date. The Fund reserves the right to adjust the Full Repurchase Valuation Date to correspond with any extension of the Repurchase Offer. The Fund's net asset value as of December 31, 2006 will be based in part on oral or written estimates of the value of the Master Fund's investments in the private funds in which the Master Fund invests ("Investment Funds"). Therefore, repurchase payments to Members tendering all of their Interests in the Fund may not reflect final net asset values for the Full Repurchase Valuation Date calculated by the Investment Funds; however, the Fund will generally not make any adjustments for final valuations from the Master Fund based on adjustments received from the Investment Funds, and the withdrawing Member (if such valuations are adjusted upwards) or the remaining Members (if such valuations are adjusted downwards) will bear the risk of change of any such valuations.

         As of the close of business on August 31, 2006, there was approximately $81,903,445 outstanding in capital of the Fund and $83,593,197 outstanding in capital of the Master Fund. Generally, the Fund and the Master Fund determine their net asset values monthly. Members may obtain the most recently calculated information regarding the net asset value of the Fund and their Interests by contacting PFPC Inc., at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). Of course, the net asset value of Interests in the Fund likely will change between August 31, 2006 (the last time net asset value was calculated), September 30, 2006 (the next time it will be calculated), and December 31, 2006, the Full Repurchase Valuation Date.

         3. Amount of Tender. Members may tender all their Interests or a portion of their Interests in the Fund. The Repurchase Offer is being made to all Members of the Fund and is not conditioned on any minimum amount of Interests being tendered. If you tender a portion of your Interests, you must leave an amount equal to at least $25,000 in the Fund (the "Required Minimum Balance"). The Fund reserves the right to reduce the amount of Interests repurchased from you so that the Required Minimum Balance is maintained.

         If the amount of the Interests that are properly tendered pursuant to the Repurchase Offer, and not withdrawn pursuant to Section 5 below, is less than or equal to $12,994,898 (or such greater amount as the Fund may elect to repurchase pursuant to the Repurchase Offer), the Fund will, on the terms and subject to the conditions of the Repurchase Offer, repurchase all of the Interests so tendered unless the Fund elects to cancel or amend the Repurchase Offer, or postpone acceptance of tenders made pursuant to the Repurchase Offer, as provided in Section 7 below. If more than $12,994,898 are duly tendered to the Fund before the Repurchase Request Deadline and not withdrawn pursuant to
Section 5 below, the Fund will, in its sole discretion, either (a) purchase an additional amount of Interests not to exceed 2% of the net asset value of the Fund as of the Repurchase Request Deadline in conformity with Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934; (b) extend the Repurchase Offer, if necessary, and increase the amount of Interests that the Fund is offering to repurchase, to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Repurchase Offer; or (c) accept Interests tendered on or before the Repurchase Request Deadline for payment on a pro-rata basis based on the aggregate net asset value of tendered Interests. The Repurchase Offer may be extended, amended or canceled in various other circumstances described in
Section 7 below.

         4. Procedure for Tenders. Members wishing to tender Interests pursuant to the Repurchase Offer should mail a completed and executed Letter of Transmittal to PFPC Inc., to the attention of The Topiary Fund for Benefit Plan Investors (BPI) LLC, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to PFPC Inc., also to the attention of The Topiary Fund for Benefit Plan Investors (BPI) LLC, at the fax numbers set forth on page 2. The completed and executed Letter of Transmittal must be received by PFPC Inc., either by mail or by fax, no later than the Repurchase Request Deadline. The Fund recommends that all documents be submitted to PFPC Inc. by certified mail, return receipt requested, or by facsimile transmission. An investor choosing to fax a Letter of Transmittal to PFPC Inc. must also mail the original completed and executed Letter of Transmittal to PFPC Inc. promptly thereafter. If a Member elects to tender, it is the tendering Member's responsibility to confirm receipt of the Letter of Transmittal or other document with PFPC Inc.

         Members wishing to confirm receipt of a Letter of Transmittal may contact PFPC Inc. at the address and phone number set forth on page 2. The method of delivery of any documents is at the election and complete risk of the Member tendering its Interests in the Fund, including, but not limited to, the failure of PFPC Inc. to receive any Letter of Transmittal or other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Repurchase Offer or any defect in any tender with respect to any particular Member, and the Fund's interpretation of the terms and conditions of the Repurchase Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund, the Adviser nor the Directors shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

         5. Withdrawal Rights. Any Member tendering Interests pursuant to this Repurchase Offer may withdraw its tender at any time on or before the Repurchase Request Deadline. To be effective, any notice of withdrawal must be timely received by PFPC Inc. at the address or fax numbers set forth on page 2. A form to use to give notice of withdrawal is enclosed herewith. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Repurchase Offer. However, withdrawn Interests may be tendered prior to the Repurchase Request Deadline by following the procedures described in Section 4.

         6. Repurchases and Payment. For purposes of the Repurchase Offer, the Fund will be deemed to have accepted Interests that are tendered if and when it gives oral or written notice to the tendering Member of its election to repurchase such Interests. As stated in Section 2 above, the repurchase price paid to Members who tender all of their Interests in the Fund (and which are all accepted for repurchase by the Fund) will be the net asset value thereof as of the Full Repurchase Valuation Date. If the Fund elects to extend the tender period for any reason, the net asset value of such Interests, for the purpose of determining their repurchase price, will be determined as of the close of business on the last business day of the calendar quarter in which the tender offer actually expires.

         Within five days of the Repurchase Request Date, or no later than November 2, 2006, each Member whose Interests or portion thereof has been accepted for repurchase will be given a non-interest bearing, non-transferable promissory note by the Fund entitling the Member to be paid an amount equal to 100% of the unaudited net asset value such Member's capital account (or portion thereof) being repurchased. For Members who tender all of their Interests in the Fund (and which are all accepted for repurchase by the Fund), the repurchase price for such Interests will be determined as of the Full Repurchase Valuation Date (after giving effect to all allocations to be made as of that date to such Member's capital account).

         For both a Member making full or partial tenders of their Interests, the note will entitle the Member to be paid within thirty (30) days after the Full Repurchase Valuation Deadline, or, if the Master Fund has requested withdrawals of its capital from any Investment Funds in order to fund the repurchase of Interests, ten business days after the Master Fund has received at least 90% of the aggregate amount withdrawn by the Master Fund from such Investment Funds, whichever is later (either such date, a "Payment Date"). Notwithstanding the foregoing, if a Member has requested the repurchase of 90% or more of the Interests held by such Member, such Member shall receive (i) cash or a non-transferable promissory note, which need not bear interest, in an amount equal to 90% of the estimated unaudited net asset value of such Member's capital account (or portion thereof) being repurchased, determined, only with respect to a Member making a full tender of its Interests, as of the Full Repurchase Valuation Date (after giving effect to all allocations to be made as of that date to such Member's capital account) (the "Initial Payment"), which will be paid on or prior to the Payment Date; and (ii) a promissory note entitling the holder thereof to the balance of the proceeds, to be paid following the later of (x) 90 days following the applicable Full Repurchase Valuation Date (for both a Member making a full or partial tender of its Interests), so as to effectuate the orderly liquidation of enough Investment Funds in which the Master Fund is invested or otherwise, or (y) such longer period as the Board of Directors in its discretion deems necessary to protect the interests of the remaining Members. Payment for tendered Interests that are accepted for repurchase will generally be made via wire transfer in accordance with the instructions provided in the Letter of Transmittal.

         The Fund expects that payment for Interests acquired pursuant to the Repurchase Offer will be derived from the following sources: cash on hand, proceeds from the redemption of interests in the Investment Funds in which the Master Fund invests, or borrowings. Payment may be delayed if it is determined to redeem the Master Fund's interests in Investment Funds to make such payments, but has experienced unusual delays in receiving payments from the Investment Funds. None of the Fund, the Master Fund, the Adviser or Directors has determined at this time to borrow funds to repurchase Interests in connection with the Repurchase Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to borrow money to fund all or a portion of the repurchase price.

         The Board in its discretion may pay repurchase proceeds, in whole or in part, in securities of equivalent value. The Fund does not expect that it will distribute securities as payment for repurchased Interests except in unusual circumstances, such as in the unlikely event that (i) making a cash payment would result in a material adverse effect on the Fund or on Members not requesting that their Interests be repurchased or (ii) that the Master Fund has received distributions from Investment Funds in the form of securities that are transferable to the Members. In the event that the Fund makes such a distribution of securities as payment for Interests, Members will bear any risks of the distributed securities and may be required to pay a brokerage commission or other costs in order to dispose of such securities.

         Members who tender Interests may bear a share of any withdrawal charge imposed on the Master Fund by any Investment Fund from which the Master Fund withdraws in order to meet tender requests.

         7. Certain Conditions of the Repurchase Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Repurchase Offer is pending by notifying Members of such extension. If the Fund elects to extend the tender period for any reason, for the purpose of determining the repurchase price paid to Members tendering all of their Interests in the Fund (and which are all accepted for repurchase by the Fund), the net asset value of such Interests will be determined as of the close of business on the last business day of the calendar quarter in which the tender offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Repurchase Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Repurchase Offer, in the circumstances set forth in the following paragraph, to: (a) cancel the Repurchase Offer and in the event of such cancellation, not to repurchase or pay for any Interests tendered pursuant to the Repurchase Offer; (b) suspend or amend the Repurchase Offer; or
(c) postpone the acceptance of Interests. If the Fund determines to amend the Repurchase Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Repurchase Offer is open as provided above and will promptly notify Members.

         The Fund may cancel, suspend or amend the Repurchase Offer, or postpone the acceptance of tenders made pursuant to the Repurchase Offer, by vote of a majority of the Board, including a majority of the Directors who are not "interested persons," within the meaning of the Investment Company Act of 1940, as amended ("Independent Directors"), of the Fund, including but not limited to:
(a) for any period during which an emergency exists as a result of which it is not reasonably practicable for the Master Fund to dispose of securities it owns or to determine the value of the Fund's and/or the Master Fund's net assets; (b) for any other periods that the SEC permits by order for the protection of Members; or (c) under such other unusual circumstances as the Board deems advisable for the benefit of the Fund and its Members. For example, the Fund may cancel, suspend or amend the Repurchase Offer, or postpone the acceptance of tenders made pursuant to the Repurchase Offer, if (a) the Master Fund would not be able to dispose of securities it owns in a manner that is orderly and consistent with the Fund's and the Master Fund's investment objectives and policies in order for the Fund to repurchase Interests tendered pursuant to the Repurchase Offer; or (b) there is any (i) legal action or proceeding instituted or threatened challenging the Repurchase Offer or that otherwise would have a material adverse affect on the Fund and/or the Master Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund and/or the Master Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Master Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund and/or the Master Fund, or (vi) material decrease in the estimated net asset value of the Fund and the Master Fund from the net asset value of the Fund and the Master Fund as of the commencement of the Repurchase Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Repurchase Offer or to postpone acceptance of tenders pursuant to the Repurchase Offer.

         8. Certain Information About the Fund. The Fund is registered under the 1940 Act as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The Fund's address is 345 Park Avenue, New York, New York 10154, and the Fund's telephone number is, c/o DWS Scudder Distributors Inc., (888) 262-0695. Interests in the Fund are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement. The Fund's Directors are Nolan
T. Altman, Louis S. Citron and Edward T. Tokar. Their address is c/o DB Absolute Return Strategies, 345 Park Avenue, New York, New York 10154.

         Neither the Fund nor the Master Fund has any plans or proposals that relate to or would result in: (a) the acquisition by any person of further Interests in the Fund (other than the Fund's intention to accept subscriptions for Interests from time to time in the discretion of the Fund) or the disposition of Interests, other than as disclosed in the Prospectus; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund and/or the Master Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund and/or the Master Fund; (d) any change in the identity of the Adviser or Directors of the Fund and the Master Fund, or in the management of the Fund and the Master Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund and the Master Fund, to fill any existing vacancy for a Director of the Fund and the Master Fund or to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund and/or the Master Fund (other than as the Directors determine may be necessary or appropriate to fund any portion of the repurchase price for Interests acquired pursuant to this Repurchase Offer or in connection with the ordinary portfolio transactions of the Master Fund ); (f) any other material change in the Fund's and/or the Master Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund and/or the Master Fund by any person.

         During the past 60 days, other than the monthly acceptance of subscriptions for Interests, no transactions involving the Interests were effected by the Fund, the Adviser of the Fund, the Directors or any person controlling the Fund or controlling the Adviser or any Directors of the Fund.

         As of August 31, 2006, the Adviser, indirectly through an affiliate, beneficially owned $1,270,456, or approximately 1.52%. This ownership reflects such affiliate's initial contribution of capital to the Master Fund of $25,000,000 prior to the Interests in the Fund being publicly offered.

         The Fund has been informed that such affiliate of the Adviser does not intend to tender any amount of its Interest in the Master Fund in the Master Fund's Repurchase Offer.

         9. Certain Federal Income Tax Consequences. The following discussion is a general summary of certain Federal income tax consequences to Members that are subject to Federal income taxation of the repurchase of Interests by the Fund from Members pursuant to the Repurchase Offer. Members should consult their own tax advisers for a complete description of the tax consequences to them of a repurchase of their Interests by the Fund pursuant to the Repurchase Offer.

         A Member who tenders all its Interests (and whose entire interest is accepted) to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such Member and such Member's adjusted tax basis in its Interests in the Fund. This capital gain or loss will be short-term or long-term depending upon the Member's holding period for its Interests at the time the gain or loss is recognized. A tendering Member will recognize ordinary income to the extent such Member's allocable share of the Fund's "unrealized receivables" exceeds the Member's basis in such unrealized receivables, as determined pursuant to the Treasury Regulations. A Member who tenders less than all its Interests to the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received exceeds such Member's aggregate adjusted tax basis in all its Interests.

         A Member's basis in its Interests is adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods until such Member ceases to be a Member of the Fund. Pursuant to the authority granted to it under the LLC Agreement, the Adviser intends to specially allocate items of Fund capital gain, including short-term capital gain, to a withdrawing Member to the extent its liquidating distribution would otherwise exceed its adjusted tax basis in its Interests. Such a special allocation may result in the withdrawing Member recognizing capital gain, which may include short-term gain, in the Member's last taxable year in the Fund, thereby potentially reducing the amount of any long-term capital gain that, absent the special allocation, would otherwise have been recognized by the withdrawing Member.

         Pursuant to the authority granted to it under the LLC Agreement, the Adviser intends to specially allocate items of Fund capital loss, including long-term capital loss, to a withdrawing Member to the extent its liquidating distribution would otherwise be less than its adjusted tax basis in its Interests. Such a special allocation may result in the withdrawing Member recognizing capital loss, which may include long-term capital loss, in the Member's last taxable year in the Fund, thereby potentially reducing the amount of any short-term capital loss that, absent the special allocation, would otherwise have been recognized by the withdrawing Member.

         10. Miscellaneous. The Repurchase Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Repurchase Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund reserves the right to exclude Members from the Repurchase Offer in any jurisdiction in which it is asserted that the Repurchase Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Repurchase Offer.

         The financial information of each of the Fund and the Master Fund for the fiscal year ending March 31, 2006 is incorporated by reference to each of the Fund's and the Master Fund's audited financial statements, both of which were previously filed on EDGAR on Form N-CSR on June 9, 2006 and which were prepared and furnished to members pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act.

         The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Repurchase Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting PFPC Inc. at the address and phone number set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at 100 F Street, N.E., Washington, DC 20549.

                                                             EXHIBIT (a)(1)(iii)

                              LETTER OF TRANSMITTAL

            to be used to Tender Limited Liability Company Interests

                                       in

              THE TOPIARY FUND FOR BENEFIT PLAN INVESTORS (BPI) LLC

                       Pursuant to the Offer to Repurchase
                            Dated September 25, 2006

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                   AT, AND THIS LETTER OF TRANSMITTAL MUST BE
                   RECEIVED BY PFPC INC. EITHER BY MAIL OR BY
                    FAX BY, 12:00 MIDNIGHT, EASTERN TIME, ON
                      FRIDAY, OCTOBER 27, 2006, UNLESS THE
                               OFFER IS EXTENDED.

                   Complete This Letter Of Transmittal and Fax
                or Mail in the Enclosed Postage-Paid Envelope To:

                                    PFPC Inc.
                                  P.O. Box 219
                            Claymont, Delaware 19703
        Attention: The Topiary Fund for Benefit Plan Investors (BPI) LLC

                           For additional information:
                              Phone: (302) 791-2810
                               Fax: (302) 791-2790

         To Assure Good Delivery, please send this Letter of Transmittal to PFPC Inc. and not to your Financial Advisor.

   If you do not wish to sell all or a portion of your Interests in the Fund, please disregard this Letter of Transmittal.

               PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

         The undersigned hereby tenders to The Topiary Fund for Benefit Plan Investors (BPI) LLC, a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Fund"), the limited liability company interests in the Fund or portion thereof held by the undersigned ("Interests"), described and specified below, on the terms and conditions set forth in the offer to repurchase, dated September 25, 2006 ("Offer to Repurchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constituted the "Repurchase Offer"). The tender and this Letter of Transmittal are subject to all the terms and conditions set forth in the Offer to Repurchase, including, but not limited to, the absolute right of the Fund to reject any and all tenders determined by it, in its sole discretion, not to be in the appropriate form.

         The undersigned hereby sells to the Fund Interests tendered hereby pursuant to the Repurchase Offer. The undersigned hereby warrants that the undersigned has full authority to Interests tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are repurchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Repurchase Offer.

         The undersigned recognizes that under certain circumstances set forth in the Repurchase Offer, the Fund may not be required to repurchase any of the Interests tendered hereby. The undersigned recognizes that, if the Repurchase Offer is oversubscribed, not all of the undersigned's Interests will be repurchased.

         The undersigned acknowledges that the method of delivery of any documents is at the election and the complete risk of the undersigned, including, but not limited to, the failure of the Fund's administrator, PFPC Inc., to receive any Letter of Transmittal or other document.

         Payment for tendered Interests that are accepted for repurchase will generally be made via wire transfer. For Members who tender all of their Interests (and which are all accepted for repurchase by the Fund), the amount of the payment will be based on the Fund's net asset value, the calculation of which is described in the Fund's Prospectus under the heading "Net Asset Valuation," as of December 31, 2006, or, if the Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Members.

         All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Repurchase, this tender is irrevocable.

         If you do not want to sell your limited liability company interests at this time, please disregard this notice. This is simply notification of the Fund's tender offer. If you choose to tender, you are responsible for confirming that PFPC Inc. has received your documents. To assure good delivery, please send this Letter of Transmittal to PFPC Inc. and not to your Financial Advisor.


                                    Please fax or mail (the following pages
                                    only) in the enclosed postage-paid envelope
                                    (if by mail) as instructed on the following pages.

Part 1.  Name:

Name of Member: ________________________________|
Phone #__|__|__| |__|__|__| |__|__|__|__|


Part 2.  Amount of Limited Liability Company Interests to be Tendered:

|__| Entire amount of limited liability company interests in the Fund (pro-rated, if oversubscribed).

|__| Partial amount of limited liability company interests expressed as a specific dollar value, $_____________________ subject to maintenance of a minimum limited liability company interest equal to $25,000 (the "Required Minimum Balance"). The undersigned understands that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the Required Minimum Balance, the Fund reserves the right to reduce the amount to be repurchased from the undersigned so that the Required Minimum Balance is maintained.


Part 3.  Wire Transfer Instructions

--------------------------------- ----------------------------------------------
Bank:
--------------------------------- ----------------------------------------------

--------------------------------- ----------------------------------------------
Address:
--------------------------------- ----------------------------------------------
                                  (city)                       (state)
--------------------------------- ----------------------------------------------

--------------------------------- ----------------------------------------------
ABA #:
--------------------------------- ----------------------------------------------

--------------------------------- ----------------------------------------------
Account Name:
--------------------------------- ----------------------------------------------

--------------------------------- ----------------------------------------------
Account #:
--------------------------------- ----------------------------------------------

--------------------------------- ----------------------------------------------
For the Account of:
--------------------------------- ----------------------------------------------


Part 4.  Signature(s):

--------------------------------------------------------------------------------
FOR INDIVIDUAL MEMBERS AND JOINT TENANTS:
--------------------------------------------------------------------------------
Signature:
                                    ------------------------------------------
                                    (Signature of Owner(s) Exactly as Appeared
                                    on Member Certification)/Date
--------------------------------------------------------------------------------
Print Name of Member:
                                    ------------------------------------------
--------------------------------------------------------------------------------
Joint Tenant Signature:
(If joint tenants, both must sign.)
                                    ------------------------------------------
                                    (Signature of Owner(s) Exactly as Appeared
                                    on Member Certification)/Date
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Print Name of Joint Tenant:
                                    ------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FOR OTHER MEMBERS:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Print Name of Member:
                                    ------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Signature:
                                    ------------------------------------------
                                    (Signature of Owner(s) Exactly as Appeared
                                    on Member Certification)/Date
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Print Name of Signatory and Title:
                                    ------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Co-Signatory if necessary
                                    ------------------------------------------
                                    (Signature of Owner(s) Exactly as Appeared
                                    on Member Certification)/Date
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Print Name and Title of Co-Signatory:
                                    ------------------------------------------
--------------------------------------------------------------------------------


                                    Please fax or mail these pages to:

                                    PFPC Inc.
                                    P.O. Box 219
                                    Claymont, Delaware 19703
                                    Attention: The Topiary Fund for Benefit Plan
                                    Investors (BPI) LLC

                                    For additional information:
                                    Phone:   (302) 791-2810
                                    Fax:     (302) 791-2790

                                                              EXHIBIT (a)(1)(iv)

                         NOTICE OF WITHDRAWAL OF TENDER

           To be used to Withdraw Limited Liability Company Interests in

              THE TOPIARY FUND FOR BENEFIT PLAN INVESTORS (BPI) LLC

                  Tendered Pursuant to the Offer to Repurchase
                            Dated September 25, 2006

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                    AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
                   RECEIVED BY PFPC INC. EITHER BY MAIL OR BY
                    FAX BY, 12:00 MIDNIGHT, EASTERN TIME, ON
                      FRIDAY, OCTOBER 27, 2006, UNLESS THE
                               OFFER IS EXTENDED.

             Complete this Notice of Withdrawal and Fax or Mail to:

                                    PFPC Inc.
                                  P.O. Box 219
                            Claymont, Delaware 19703

           Attn: The Topiary Fund for Benefit Plan Investors (BPI) LLC

                           For additional information:
                              Phone: (302) 791-2810
                               Fax: (302) 791-2790

         To assure good delivery, please send this Notice of Withdrawal to PFPC Inc. and not to your Financial Advisor.


--------------------------------------------------------------------------------
You are responsible for confirming that this Notice is received by PFPC Inc. To assure good delivery, please send this page to PFPC Inc. and not to your
                               Financial Advisor.
--------------------------------------------------------------------------------

Ladies and Gentlemen:

Please withdraw the tender previously submitted by the undersigned in a Letter of Transmittal.

--------------------------------------------------------------------------------
FOR INDIVIDUAL MEMBERS AND JOINT TENANTS:
--------------------------------------------------------------------------------
Signature:
                                    ------------------------------------------
                                    (Signature of Owner(s) Exactly as Appeared
                                    on Member Certification)/Date
--------------------------------------------------------------------------------
Print Name of Member:
                                    ------------------------------------------
--------------------------------------------------------------------------------
Joint Tenant Signature:
(If joint tenants, both must sign.)
                                    ------------------------------------------
                                    (Signature of Owner(s) Exactly as Appeared
                                    on Member Certification)/Date
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Print Name of Joint Tenant:
                                    ------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
FOR OTHER MEMBERS:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Print Name of Member:
                                    ------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Print Name of Signatory and Title:
                                    ------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Signature:
                                    ------------------------------------------
                                    (Signature of Owner(s) Exactly as Appeared
                                    on Member Certification)/Date
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Co-Signatory if necessary
                                    ------------------------------------------
                                    (Signature of Owner(s) Exactly as Appeared
                                    on Member Certification)/Date
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Print Name and Title of Co-Signatory:
                                    ------------------------------------------
--------------------------------------------------------------------------------

                                                               EXHIBIT (a)(5)(v)

                         CONSENT OF INDEPENDENT AUDITORS
                         -------------------------------


         We hereby consent to the incorporation by reference in this Issuer Tender Offer Statement on Schedule TO of our report dated May 22, 2006, relating to the financial statements and financial highlights which appear in the March 31, 2006 Annual Report to Shareholders of The Topiary Fund for Benefit Plan Investors (BPI) LLC, and of our report dated May 22, 2006, relating to the financial statements and financial highlights which appear in the March 31, 2006 Annual Report to Shareholders of The Topiary Master Fund for Benefit Plan Investors (BPI) LLC, both of which are incorporated by reference into the Issuer Tender Offer Statement.


/s/ PricewaterhouseCoopers LLP

New York, New York
September 25, 2006